Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of September 30,

	Notes	2017	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	125,796	128,839	1,973
Intangible assets	5	15,922	20,571	315
Property, plant and equipment	4	69,794	71,803	1,100
Derivative assets	13,14	106	493	8
Investments	7	7,103	9,844	151
Investment in equity accounted investee	7	-	407	6
Trade receivables		3,998	4,179	64
Non-current tax assets		12,008	15,037	230
Deferred tax assets		3,098	3,088	47
Other non-current assets	10	16,793	15,755	241

Total non-current assets		254,618	270,016	4,135

Inventories	8	3,915	3,456	53
Trade receivables		94,846	99,887	1,530
Other current assets	10	30,751	31,484	482
Unbilled revenues		45,095	45,435	696
Investments	7	292,030	333,056	5,100
Current tax assets		9,804	6,132	94
Derivative assets	13,14	9,747	2,352	36
Cash and cash equivalents	9	52,710	51,412	787

Total current assets		538,898	573,214	8,778

TOTAL ASSETS		793,516	843,230	12,912

EQUITY
Share capital		4,861	9,733	149
Share premium		469	2,231	34
Retained earnings		490,930	529,496	8,109
Share based payment reserve		3,555	1,593	24
Other components of equity		20,489	19,397	297

Equity attributable to the equity holders of the Company		520,304	562,450	8,613
Non-controlling interest		2,391	2,445	37

Total equity		522,695	564,895	8,650

LIABILITIES
Long - term loans and borrowings	11	19,611	31,152	477
Deferred tax liabilities		6,614	7,464	114
Derivative liabilities	13,14	2	-	-
Non-current tax liabilities		9,547	8,607	132
Other non-current liabilities	12	5,500	4,605	71
Provisions	12	4	3	0

Total non-current liabilities		41,278	51,831	794

Loans, borrowings and bank overdrafts	11	122,801	114,210	1,749
Trade payables and accrued expenses		65,486	69,640	1,066
Unearned revenues		16,150	16,040	246
Current tax liabilities		8,101	7,420	114
Derivative liabilities	13,14	2,708	3,530	54
Other current liabilities	12	13,027	14,642	224
Provisions	12	1,270	1,022	16

Total current liabilities		229,543	226,504	3,469

TOTAL LIABILITIES		270,821	278,335	4,263

TOTAL EQUITY AND LIABILITIES		793,516	843,230	12,913

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W-100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,

	Notes	2016	2017	2017	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	137,657	134,234	2,056	273,649	270,495	4,142
Cost of revenues	18	(97,808)	(94,694)	(1,450)	(194,197)	(191,805)	(2,937)
Gross profit		39,849	39,540	606	79,452	78,690	1,205

Selling and marketing expenses	18	(9,614)	(9,867)	(151)	(19,755)	(20,013)	(306)
General and administrative expenses	18	(8,545)	(7,085)	(109)	(16,144)	(14,349)	(220)
Foreign exchange gains/(losses), net		1,281	453	7	2,265	806	12

Results from operating activities		22,971	23,041	353	45,818	45,134	691

Finance expenses	19	(1,428)	(1,386)	(21)	(2,764)	(2,860)	(44)
Finance and other income	20	5,105	6,661	102	10,305	12,861	197
Share of profits/(loss) of equity accounted investee	7		5	-	-	4	-
Profit before tax		26,648	28,321	434	53,359	55,139	844
Income tax expense	16	(5,909)	(6,426)	(98)	(12,031)	(12,420)	(190)

Profit for the period		20,739	21,895	336	41,328	42,719	654

Attributable to:
Equity holders of the Company		20,672	21,917	336	41,190	42,682	653
Non-controlling interest		67	(22)	-	138	37	1

Profit for the period		20,739	21,895	336	41,328	42,719	654

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.27	4.52	0.07	8.44	8.81	0.13
Diluted		4.26	4.52	0.07	8.42	8.80	0.13

Weighted average number of equity shares used in computing earnings per equity share
Basic		4,841,242,274	4,845,485,149	4,845,485,149	4,878,025,634	4,844,289,024	4,844,289,024
Diluted		4,853,625,288	4,852,992,546	4,852,992,546	4,890,933,302	4,852,340,224	4,852,340,224

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W- 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six month ended September 30,
	Notes	2016	2017	2017	2016	2017	2017

				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)

Profit for the period		20,739	21,895	335	41,328	42,719	654

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		8	53	1	80	371	6
Net change in fair value of financial instruments through OCI		-	307	5	-	330	5

		8	360	6	80	701	11

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	(1,410)	2,098	32	140	2,797	43
Net change in time value of option contracts designated as cash flow hedges	13,16	-	(20)	-	(5)	(13)	-
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	1	(111)	(2)	(23)	(78)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	13,16	1,644	(2,870)	(44)	2,643	(4,992)	(76)
Net change in fair value of financial instruments through OCI	7,16	572	117	2	1,197	510	8

		807	(786)	(12)	3,952	(1,776)	(26)

Total other comprehensive income/(loss), net of taxes		815	(426)	(6)	4,032	(1,075)	(15)

Total comprehensive income for the period		21,554	21,469	329	45,360	41,644	639

Attributable to:
Equity holders of the Company		21,509	21,463	329	45,221	41,590	638
Non-controlling interest		45	6	-	139	54	1

		21,554	21,469	329	45,360	41,644	639

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W- 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company
Particulars	No. of Shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves		Non- controlling interest	Total equity
As at April 1, 2016	2,470,713,290	4,941	14,642	425,106	2,229	16,116	1,910	216	465,160	2,224	467,384
Total comprehensive income for the period
Profit for the period	-	-	-	41,190	-	-	-	-	41,190	138	41,328
Other comprehensive income	-	-		-	-	139	2,615	1,277	4,031	1	4,032

Total comprehensive income for the period	-	-	-	41,190	-	139	2,615	1,277	45,221	139	45,360

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	88,526	^	39	-	(39)	-	-	-	-	-	-
Issue of shares by controlled trust on exercise of options	-	-	-	271	(271)	-	-	-	-	-	-
Buyback of equity shares	(40,000,000)	(80)	(14,254)	(10,746)	-	-	-	80	(25,000)		(25,000)
Dividends	-	-	-	(2,911)	-	-	-	-	(2,911)		(2,911)
Compensation cost related to employee share based payment transactions	-	-	-	15	842	-	-	-	857	-	857

	(39,911,474)	(80)	(14,215)	(13,371)	532	-	-	80	(27,054)	-	(27,054)

As at September 30, 2016	2,430,801,816	4,861	427	452,925	2,761	16,255	4,525	1,573	483,327	2,363	485,690

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		73	6	6,803	41	243	68	24	7,258	35	7,293

^Value is less than ₹ 1 million.

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves		Non-controlling interest	Total equity

As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695
Total comprehensive income for the period
Profit for the period	-	-	-	42,682	-	-	-	-	42,682	37	42,719
Other comprehensive income	-	-	-	-	-	2,780	(5,083)	1,211	(1,092)	17	(1,075)

Total comprehensive income for the period	-	-	-	42,682	-	2,780	(5,083)	1,211	41,590	54	41,644

Transaction with owners of the Company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,715,879	6	1,762		(1,746)	-	-	-	22	-	22
Issue of shares by controlled trust on exercise of options^		-	-	743	(743)	-	-	-	-	-	-
Bonus issue of equity shares #	2,433,074,327	4,866	-	(4,866)	-	-	-	-	-	-	-
Compensation cost related to employee share based payment transactions	-	-	-	7	527	-	-	-	534	-	534

	2,435,790,206	4,872	1,762	(4,116)	(1,962)	-	-	-	556	-	556

As at September 30, 2017	4,866,690,771	9,733	2,231	529,496	1,593	15,887	823	2,687	562,450	2,445	564,895

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		149	34	8,108	24	243	13	41	8,612	37	8,651

*	Includes 13,728,607 and 24,966,985 treasury shares as of March 31, 2017 and September 30, 2017, respectively. Treasury shares as of September 30, 2017 includes the impact of bonus issue.
^	777,848 and 2,482,006 shares have been issued by the controlled trust on exercise of options for the six months ended September 30,2016 and 2017 respectively.
#	Refer note 27

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W- 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,

	2016	2017	2017
			Convenience Translation into USS in millions (Unaudited) Refer note 2 (iv)
Cash flows from operating activities:
Profit for the period	41,328	42,719	654
Adjustments to reconcile profit for the year to net cash generated from
Loss/(gain) on sale of property, plant and equipment and intangible assets, net	143	(163)	(2)
Depreciation, amortization and impairment	9,514	10,143	155
Unrealized exchange (gain)/loss, net	2,250	4,152	64
Gain on sale of investments, net	(812)	(1,967)	(30)
Share based compensation expense	831	527	8
Income tax expense	12,031	12,420	190
Dividend and interest income, net.	(8,538)	(9,489)	(145)
Other non-cash items	-	(201)	(3)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(187)	(4,404)	(67)
Unbilled revenues	(367)	(33)	(1)
Inventories	175	459	7
Other assets	41	520	8
Trade payables, accrued expenses, other liabilities and provisions	(566)	4,234	65
Unearned revenues	(3,048)	(194)	(3)

Cash generated from operating activities before taxes	52,795	58,723	900

Income taxes paid, net	(11,992)	(11,824)	(181)

Net cash generated from operating activities	40,803	46,899	719

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,632)	(9,622)	(147)
Proceeds from sale of property, plant and equipment	168	689	11
Purchase of investments	(399,995)	(400,887)	(6,139)
Proceeds from sale of investments	348,262	362,041	5,544
Proceeds on adjustment of purchase consideration for business combination	114	-	-
Payment for business acquisitions including deposit in escrow, net of cash acquired	-	(6,132)	(94)
Interest received	9,850	7,934	122
Dividend received	77	319	5

Net cash used in investing activities	(53,156)	(45,658)	(698)

Cash flows from financing activities:
Proceeds from issuance of equity shares	*	22	*
Repayment of loans and borrowings	(39,191)	(69,887)	(1,070)
Proceeds from loans and borrowings	34,933	70,388	1,078
Payment for deferred contingent consideration in respect of business combinations	-	(66)	(1)
Payment for buy back of shares	(25,000)	-	-
Interest paid on loans and borrowings	(874)	(1,454)	(22)
Payment of cash dividend (including dividend tax thereon)	(2,911)	-	-

Net cash used in financing activities	(33,043)	(997)	(15)

Net (decrease)/ increase in cash and cash equivalents during the period	(45,396)	244	6
Effect of exchange rate changes on cash and cash equivalents	355	253	4
Cash and cash equivalents at the beginning of the period	98,392	50,718	777

Cash and cash equivalents at the end of the period (Note 9)	53,351	51,215	787

* Value is less than ₹ 1 million

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W- 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on October 17, 2017.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2017. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements.

All amounts included in the interim condensed consolidated financial statements are reported in Indian rupees (₹) in million except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, functional currency of Wipro Limited. Solely for the convenience of the readers, the interim condensed consolidated financial statements as of and for the three and six months ended September 30, 2017, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 65.30 (September 30, 2016: $ 1= ₹ 66.58), as published by the Federal Reserve Board of Governors on September 30, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

a)

Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Equity accounted investees

  Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

Please refer to the Company’s Annual Report for the year ended March 31, 2017 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2017, except for the adoption of amendments effective as of April 1, 2017. Although this amendment applies for the first time in the current financial year, they do not have a material impact on the interim condensed consolidated financial statements.

IAS 7- Amendment to Statement of Cash Flows

The amendment require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended March 31, 2018.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The standard is effective for periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the full retrospective method effective April 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 22- Foreign currency transactions and Advance consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign currency transactions and Advance consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is currently assessing the impact of IFRIC 22 on its consolidated financial statements.

4.  Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixture and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		-		3		68		7		5		83
Additions		-		642		8,494		969		17		10,122
Disposal / adjustments		-		(8)		(4,103)		(380)		(53)		(4,544)

As at September 30, 2016	₹	3,695	₹	26,726	₹	104,039	₹	14,711	₹	558	₹	149,729

Accumulated depreciation/impairment:
As at April 1, 2016	₹	-	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		-		3		25		8		2		38
Depreciation		-		506		7,173		530		9		8,218
Disposal / adjustments		-		(7)		(3,839)		(344)		(43)		(4,233)

As at September 30, 2016	₹	-	₹	5,846	₹	71,520	₹	11,512	₹	472	₹	89,350

Capital work-in-progress											₹	8,724

Net carrying value including Capital work-in-progress as at September 30, 2016											₹	69,103

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions		-		1,133		16,572		2,242		23		19,970
Additions through business combination		134		446		835		77		-		1,492
Disposals / adjustments		-		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542

Accumulated depreciation/impairment:
As at April 1, 2016	₹	-	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		-		(39)		(816)		(75)		2		(928)
Depreciation		-		1,059		14,910		1,117		28		17,114
Disposals / adjustments		-		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017	₹	-	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699

Capital work-in-progress											₹	8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

	Land		Buildings		Plant and machinery*		Furniture fixture and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		20		191		899		127		4		1,241
Additions		-		712		4,971		955		977		7,615
Additions through business combination		-		-		4		3		1		8
Disposal / adjustments		-		(79)		(2,597)		(405)		(183)		(3,264)

As at September 30, 2017	₹	3,834	₹	28,405	₹	112,244	₹	16,428	₹	1,231	₹	162,142

Accumulated depreciation/impairment:
As at April 1, 2017	₹	-	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		-		39		530		67		1		637
Depreciation		-		534		7,045		651		179		8,409
Disposal / adjustments		-		(27)		(2,199)		(331)		(181)		(2,738)

As at September 30, 2017	₹	-	₹	6,907	₹	82,381	₹	12,355	₹	364	₹	102,007

Capital work-in-progress											₹	11,668

Net carrying value including Capital work-in-progress as at September 30, 2017											₹	71,803

*Including computer equipment and software.

5.  Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2017	Six months ended September 30, 2017
Balance at the beginning of the period	₹ 101,991	₹ 125,796
Translation adjustment	(4,319)	2,305
Acquisition through business combination, net/ adjustments	28,124	738

Balance at the end of the period	₹ 125,796	₹ 128,839

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		(62)		-		(62)
Translation adjustment		(49)		(21)		(70)

As at September 30, 2016	₹	18,249	₹	2,566	₹	20,815

	Intangible assets
	Customer related		Marketing related		Total

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		-		(6)		(6)
Amortization		1,019		217		1,236

As at September 30, 2016	₹	5,183	₹	1,153	₹	6,336

Net carrying value as at September 30, 2016	₹	13,066	₹	1,413	₹	14,479

Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		2,714		4,006		6,720
Translation adjustment		(546)		(314)		(860)

As at March 31, 2017	₹	20,528	₹	6,279	₹	26,807

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment		5,107		747		5,854

As at March 31, 2017	₹	9,264	₹	1,621	₹	10,885

Net carrying value as at March 31, 2017	₹	11,264	₹	4,658		₹15,922

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Acquisition through business combination, net/adjustments		5,434		169		5,603
Translation adjustment		626		98		724

As at September 30, 2017	₹	26,588	₹	6,546	₹	33,134

Accumulated amortization and impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		4		10		14
Amortization		1,113		551		1,664

As at September 30, 2017	₹	10,381	₹	2,182	₹	12,563

Net carrying value as at September 30, 2017	₹	16,207	₹	4,364	₹	20,571

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

6.	Business Combination

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition strengthens Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.6 million).

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated

Net assets	₹	526		(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		-		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		-		858		858
Deferred tax liabilities on intangible assets		-		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,020

Total purchase price					₹	32,402

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the three months June 30, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

Other Business Combinations:

During six months ended September 30,2017, we completed three business combinations for a total consideration of ₹ 6,369 million. These transactions include (a) an acquisition of IT service provider which is focused on LATAM markets and (b) acquisition of intangible assets, assembled workforce and a multi -year service agreement which qualify as business combinations.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated

Net assets acquired	₹	15
Customer related intangibles		5,434
Other Intangible assets		168
Total		5,617

Goodwill		752

Total purchase price	₹	6,369

The pro-forma effects of these business combinations on the Company’s results were not material.

7.	Investments

Financial instruments consist of the following:

	As at
	March 31, 2017	September 30, 2017
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹ 104,675	₹ 119,104
Others	569	625
Financial instruments at FVTOCI
Equity instruments	5,303	6,041
Commercial paper, Certificate of deposits and bonds	145,614	164,032
Financial instruments at amortised cost
Inter corporate and term deposits(2) (3)	42,972	53,098

	₹ 299,133	₹ 342,900

Current	₹ 292,030	₹ 333,056
Non-current	₹ 7,103	₹ 9,844

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 121 (March 31, 2017: ₹ 117) pledged as margin money deposits for entering into currency future contracts.

(2)	These deposits earn a fixed rate of interest.

(3)	Term deposits include deposits in lien with banks amounting to ₹ 441 (March 31, 2017: ₹ 308).

Investment in equity accounted investee

During the three months ended June 30, 2017, the Company has increased its investment in Drivestream Inc. from 19% to 26%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at September 30, 2017 was ₹ 407.

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2017	September 30, 2017
Stores and spare parts	₹ 808	₹ 774
Raw materials and components	1	-
Traded goods	3,106	2,682

	₹ 3,915	₹ 3,456

16

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and September 30, 2017 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

As at
	March 31, 2017	September 30, 2017
Cash and bank balances	₹ 27,808	₹ 23,505
Demand deposits with banks (1)	24,902	27,907

	₹ 52,710	₹ 51,412

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

As at
	September 30, 2016	September 30, 2017
Cash and cash equivalents	₹ 55,167	₹ 51,412
Bank overdrafts	(1,816)	(197)

	₹ 53,351	₹ 51,215

10.	Other assets

	As at
	March 31, 2017	September 30, 2017

Current
Prepaid expenses and Deposits	₹ 13,486	₹ 13,689
Due from officers and employees	2,349	2,120
Finance lease receivables	1,854	1,839
Advance to suppliers	1,448	1,726
Deferred contract costs	4,270	4,422
Interest receivable	2,177	2,570
Balance with excise, customs and other authorities	2,153	2,169
Others	3,014	2,949

	₹ 30,751	₹ 31,484

Non-current
Prepaid expenses including rentals for leasehold land and Deposits	₹ 10,516	₹ 9,826
Finance lease receivables	2,674	2,826
Deferred contract costs	3,175	2,855
Others	428	248

	₹ 16,793	₹ 15,755

Total	₹ 47,544	₹ 47,239

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2017	September 30, 2017
Borrowings from banks	₹ 122,903	₹ 126,690
External commercial borrowings	9,728	9,791
Obligations under finance leases	8,280	7,307
Term loans	1,501	1,574

	₹ 142,412	₹ 145,362

Current	₹ 122,801	₹ 114,210
Non-current	₹ 19,611	₹ 31,152

12.	Other liabilities and provisions

As at
	March 31, 2017	September 30, 2017
Other liabilities:
Current:
Statutory and other liabilities	₹ 3,353	₹ 3,380
Employee benefits obligations	5,912	6,287
Advance from customers	2,394	2,779
Others	1,368	2,196

	₹ 13,027	₹ 14,642

Non-current:
Employee benefits obligations	₹ 4,235	₹ 4,225
Others	1,265	380

	₹ 5,500	₹ 4,605

Total	₹ 18,527	₹ 19,247

As at
	March 31, 2017	September 30, 2017
Provisions:
Current:
Provision for warranty	₹ 436	₹ 332
Others	834	690

	₹ 1,270	₹ 1,022

Non-current:
Provision for warranty	₹ 4	₹ 3

	₹ 4	₹ 3

Total	₹ 1,274	₹ 1,025

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency monetary assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency monetary assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(In Million)

As at
	March 31, 2017	September 30, 2017
Designated derivative instruments

Sell: Forward contracts	$ 886	$ 1083
	£ 280	£ 218
	€ 228	€ 202
	AUD 129	AUD 128

Range Forward Option contracts	$ 130	$ 15

Non designated derivative instruments

Sell: Forward contracts	$ 889	$ 826
	£ 82	£ 84
	€ 83	€ 62
	AUD 51	AUD 71
	SGD 3	SGD -
	ZAR 262	ZAR 153
	CAD 41	CAD 25
	SAR 49	SAR 44
	AED 69	AED 28
	PLN 31	PLN 48
	CHF -	CHF 10
	QAR -	QAR 17
	TRY -	TRY 19
	MXN -	MXN 69
	NOK -	NOK 46

Buy: Forward contracts	$ 750	$ 735
	JPY -	JPY 556
	DKK -	DKK 30

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at September 30,
	2016	2017

Balance as at the beginning of the period	₹ 2,367	₹ 7,325

Deferred cancellation gain/(loss)	80	(2)
Changes in fair value of effective portion of derivatives	5,215	(1,030)
Net gain/(loss) reclassified to statement of income on occurrence of hedged transactions	(2,326)	(5,290)

Gain/(loss) on cash flow hedging derivatives, net	₹ 2,969	₹ (6,322)

Balance as at the end of the period	₹ 5,336	₹ 1,003
Deferred tax asset/(liability) thereon	₹ (811)	₹ (180)

Balance as at the end of the period, net of deferred tax	₹ 4,525	₹ 823

As at March 31, 2017, September 30, 2016 and 2017, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31,2017 and September 30, 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as fair value through Profit or Loss (FVTPL) are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, commercial papers classified as fair value through other comprehensive income (FVTOCI) is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2017					As at September 30, 2017
	Fair value measurements at reporting date using					Fair value measurements at reporting date using
	Total		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Assets
Derivative instruments:
Cash flow hedges	₹	7,307	₹ -	₹ 7,307	₹ -	₹ 2,334	₹ -	₹ 2,334	₹	-
Others		2,546	-	2,120	426	511	-	142		369

Investments:
Investment in liquid and short-term mutual funds		104,675	104,675	-	-	119,104	119,104	-		-
Other investments		569	-	569	-	625	-	625		-
Investment in equity instruments		5,303	-	-	5,303	6,041	-	-		6,041
Commercial paper, Certificate of deposits and bonds		145,614	-	145,614	-	164,032	-	164,032		-

Liabilities
Derivative instruments:
Cash flow hedges		(55)	-	(55)	-	(1,328)	-	(1,328)		-
Others		(2,655)	-	(2,655)	-	(2,202)	-	(2,202)		-
Contingent consideration		(339)	-	-	(339)	(100)	-	-		(100)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30,2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair valuation is derived based on the indicative quotes of price and yields prevailing in the market as on reporting date.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Balance as on April 1, 2016	₹ 4,907	₹ 558	₹ (2,251)
Additions	620	-	-
Payouts	-	-	138
Gain/(loss) recognized in statement of income	-	(132)	1,546
Gain/(loss) recognized in foreign currency translation reserve	(41)	-	198
Gain/(loss) recognized in other comprehensive income	(183)	-	-
Finance expense recognized in statement of income	-	-	30

Closing balance as on March 31, 2017	₹ 5,303	₹ 426	₹ (339)
Additions	750	-	-
Payouts	-	-	66
Transferred to investment in equity accounted investee	(354)	-	-
Gain/(loss) recognized in statement of income	-	(57)	162
Gain/(loss) recognized in foreign currency translation reserve	22	-	(28)
Gain/(loss) recognized in other comprehensive income	320	-	-
Finance expense recognized in statement of income	-	-	39

Closing balance as on September 30, 2017	₹ 6,041	₹ 369	₹ (100)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by	Increase (₹)	Decrease (₹)
	Discounted cash	Long term growth rate	0.50%	56	(52)
Unquoted equity investments	flow model	Discount rate	0.50%	(95)	102
	Market multiple approach	Revenue multiple	0.5x	182	(188)
Derivative assets	Option pricing model	Volatility of comparable companies	2.50%	30	(30)
		Time to liquidation event	1 year	62	(71)

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at September 30,
	2016	2017
Balance at the beginning of the period	₹ 16,116	₹ 13,107

Translation difference related to foreign operations, net	194	2,844
Change in effective portion of hedges of net investment in foreign operations	(55)	(64)

Total change during the period	139	2,780

Balance at the end of the period	₹ 16,255	₹ 15,887

16.	Income Taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended September 30,		Six months ended September 30,
	2016	2017	2016	2017
Income tax expense as per the statement of income	₹ 5,909	₹ 6,426	₹ 12,031	₹ 12,420
Income tax included in other comprehensive income on:
Unrealized gain on investment securities	303	55	629	266
Gain / (loss) on cash flow hedging derivatives	398	(363)	354	(1,239)
Defined benefit plan actuarial gains / (losses)	2	28	24	196

Total income taxes	₹ 6,612	₹ 6,146	₹ 13,038	₹ 11,643

Income tax expense consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2016	2017	2016	2017

Current taxes
Domestic	₹ 5,030	₹ 4,790	₹ 9,771	₹ 8,904
Foreign	1,291	1,260	2,935	2,536

	6,321	6,050	12,706	11,440

Deferred taxes
Domestic	(95)	54	(336)	860
Foreign	(317)	322	(339)	120

	(412)	376	(675)	980

Total income tax expense	₹ 5,909	₹ 6,426	₹ 12,031	₹ 12,420

Income tax expense is net of reversal of provisions / (provisions recorded) pertaining to earlier periods, amounting to ₹ 475 and ₹ (132) for the three months ended September 30, 2016 and 2017 respectively and ₹ 663 and ₹ 354 the six months ended September 30, 2016 and 2017 respectively.

17.	Revenues

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Rendering of services	₹	129,613	₹	130,984	₹	258,934	₹	260,183
Sale of products		8,044		3,250		14,715		10,312

Total revenues	₹	137,657	₹	134,234	₹	273,649	₹	270,495

18.	Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Employee compensation (refer note 22)	₹	67,105	₹	67,612	₹	133,282	₹	135,054
Sub-contracting/technical fees		19,919		21,503		40,279		41,750
Cost of hardware and software		7,502		2,901		14,057		9,691
Travel		5,036		4,536		10,565		8,902
Facility expenses		4,726		5,129		9,714		10,142
Depreciation, amortization and impairment		4,849		5,200		9,514		10,143
Communication		1,272		1,297		2,560		2,621
Legal and professional fees		1,232		1,043		2,514		2,144
Rates, taxes and insurance		673		567		1,210		1,051
Marketing and brand building		749		698		1,518		1,492
Provision for doubtful debts		1,175		346		1,464		872
Miscellaneous expenses		1,729		814		3,419		2,305

Total cost of revenues, selling and marketing and general and administrative expenses	₹	115,967	₹	111,646	₹	230,096	₹	226,167

19.	Finance expense

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Interest expense	₹	543	₹	709	₹	955	₹	1,405
Exchange fluctuation on foreign currency borrowings, net		885		677		1,809		1,455

Total	₹	1,428	₹	1,386	₹	2,764	₹	2,860

20.	Finance and other income

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Interest income	₹	4,195	₹	4,739	₹	8,927	₹	9,120
Dividend income		53		148		77		319
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		413		610		489		1,455
Gain on sale of investments		444		1,164		812		1,967

Total	₹	5,105	₹	6,661	₹	10,305	₹	12,861

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Earnings per share and number of share outstanding for the three and six months ended September 30, 2016 and 2017, have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 03, 2017.

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Profit attributable to equity holders of the Company	₹	20,672	₹	21,917	₹	41,190	₹	42,682
Weighted average number of equity shares outstanding		4,841,242,274		4,845,485,149		4,878,025,634		4,844,289,024
Basic earnings per share	₹	4.27	₹	4.52	₹	8.44	₹	8.81

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Profit attributable to equity holders of the Company	₹	20,672	₹	21,917	₹	41,190	₹	42,682
Weighted average number of equity shares outstanding		4,841,242,274		4,845,485,149		4,878,025,634		4,844,289,024
Effect of dilutive equivalent share options		12,383,014		7,507,397		12,907,668		8,051,200

Weighted average number of equity shares for diluted earnings per share		4,853,625,288		4,852,992,546		4,890,933,302		4,852,340,224
Diluted earnings per share	₹	4.26	₹	4.52	₹	8.42	₹	8.80

22.	Employee benefits

a) Employee costs include:

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Salaries and bonus	₹	64,955	₹	65,432	₹	129,010	₹	130,738
Employee benefit plans
Gratuity and other defined benefit plans		241		244		532		557
Contribution to provident and other funds		1,503		1,709		2,909		3,232
Share based compensation		406		227		831		527

	₹	67,105	₹	67,612	₹	133,282	₹	135,054

b) The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended September 30,				Six months ended September 30,
	2016		2017		2016		2017
Cost of revenues	₹	56,403	₹	57,099	₹	112,212	₹	113,777
Selling and marketing expenses		6,849		6,741		13,586		13,759
General and administrative expenses		3,853		3,772		7,484		7,518

	₹	67,105	₹	67,612	₹	133,282	₹	135,054

The Company has granted 3,041,800 and 3,056,800 options under RSU option plan during the three and six months ended September 30, 2017 respectively (25,000 and 25,000 for the three and six months ended September 30, 2016); 2,623,400 and 2,708,400 options under ADS option plan during the three and six months ended September 30, 2017 respectively (Nil and 7,500 for three and six months ended September 30, 2016).

The Company has also granted Nil and 1,097,600 Performance based stock options (RSU) during the three and six months ended September 30, 2017 respectively (79,000 and 79,000 for the three and six months ended September 30, 2016); Nil and 1,113,600 Performance based stock options (ADS) during the three and six months ended September 30, 2017 respectively (188,000 and 188,000 for three and six months ended September 30, 2016).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2017 and September 30, 2017, the Company had committed to spend approximately ₹ 12,238 and ₹ 12,914 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2017 and September 30, 2017, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 22,023 and ₹ 19,446 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011 the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the draft assessment order in December 2016 with a proposed demand of ₹ 4,118 (including interest of ₹ 1,278), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines. Company has received DRP direction in September 2017 and the same are in line with earlier assessment years, except few issues. Company will file appeal before Income Tax Appellate Tribunal on the receipt of Final Order.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,585 and ₹ 2,597 as of March 31, 2017 and September 30, 2017. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

24.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	33,583	20,883	20,708	16,881	29,463	9,848	-	131,366	7,666	(94)	138,938
Segment Result	6,379	3,234	3,584	3,443	6,175	1,594	-	24,409	(298)	(103)	24,008
Unallocated								(1,037)	-	-	(1,037)
Segment Result Total								23,372	(298)	(103)	22,971
Finance expense											(1,428)
Finance and other income											5,105
Share of profit/ (loss) of equity accounted investee											-
Profit before tax											26,648
Income tax expense											(5,909)
Profit for the period											20,739
Depreciation and amortization											4,849

Information on reportable segment for the six months ended September 30, 2016 is as follows:
	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	67,213	40,814	41,433	34,237	59,001	19,760	-	262,458	13,596	(140)	275,914
Segment Result	13,373	6,090	7,359	6,468	12,129	3,096	-	48,515	(666)	(157)	47,692
Unallocated								(1,874)	-	-	(1,874)
Segment Result Total								46,641	(666)	(157)	45,818
Finance expense											(2,764)
Finance and other income											10,305
Share of profit/ (loss) of equity accounted investee											-
Profit before tax											53,359
Income tax expense											(12,031)
Profit for the period											41,328
Depreciation and amortization											9,514

Information on reportable segment for the three months ended September 30, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	36,349	17,989	20,989	17,769	30,010	8,583		131,689	2,988	10	134,687
Segment Result	6,055	2,698	3,244	3,435	5,400	1,147		21,979	88	169	22,236
Unallocated								805	-	-	805
Segment Result Total								22,784	88	169	23,041
Finance expense											(1,386)
Finance and other income											6,661
Share of profit/ (loss) of equity accounted investee											5
Profit before tax											28,321
Income tax expense											(6,426)
Profit for the period											21,895
Depreciation and amortization											5,200

Information on reportable segment for the six months ended September 30, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	71,283	37,139	41,524	35,233	59,352	17,414	-	261,945	9,331	25	271,301
Segment Result	11,496	5,432	6,178	7,086	10,575	2,596	-	43,363	119	315	43,797
Unallocated								1,337	-	-	1,337
Segment Result Total								44,700	119	315	45,134
Finance expense											(2,860)
Finance and other income											12,861
Share of profit/ (loss) of equity accounted investee											4
Profit before tax											55,139
Income tax expense											(12,420)
Profit for the period											42,719
Depreciation and amortization											10,143

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended September 30,		Six months ended September 30,
	2016	2017	2016	2017
India	₹ 11,729	₹ 10,018	₹ 24,528	₹ 22,530
Americas	72,879	70,768	143,135	142,191
Europe	32,985	33,404	66,566	66,147
Rest of the world	21,345	20,497	41,685	40,433

	138,938	134,687	275,914	271,301

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2016 and 2017.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).
d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.
e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries and equity accounted investee as of September 30, 2017 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA

	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. (formerly Macaw Merger, Inc.) Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A). Appirio, Inc.(A).	USA USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
		New Logic Technologies SARL	France
	Wipro Digital Aps		Denmark
		Designit A/S	Denmark

	Wipro Europe Limited		U.K.
		Wipro UK Ltd	U.K.
	Wipro Financial Services UK Limited		U.K.

Wipro Cyprus Private Limited			Cyprus

	Wipro Doha LLC#		Qatar

	Wipro Technologies S.A DE C.V		Mexico

	Wipro BPO Philippines LTD Inc		Philippines

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina

	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia

	Wipro Poland Sp. Z.o.o		Poland

	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

	Wipro IT Services Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal

		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile

		Wipro Solutions Canada Limited	Canada

		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway

		Wipro Technologies VZ, C.A.	Venezuela

		Wipro Technologies Peru S.A.C InfoSERVER S.A	Peru Brazil

	Wipro Technologies SRL		Romania

	PT WT Indonesia		Indonesia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro (Thailand) Co Limited		Thailand

	Wipro Bahrain Limited WLL		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany

		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh	Austria

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited*			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro Digital A/S, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Retail UK Limited		U.K.
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Cellent GmbH			Austria
	Frontworx		Austria
InformationstechnologieGmbH
HPH Holdings Corp.			USA
	HealthPlan Services Insurance		USA
Agency, Inc.
	HealthPlan Services, Inc.		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, Inc.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	UK
		Saaspoint, Inc	USA

	Appirio Singapore Pte Ltd		Singapore

As of September 30, 2017, the company held 26% interest in Drivestream Inc., accounted for using the equity method.

26.	Bank balances

Details of balances with banks as of September 30, 2017 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Citi Bank	12,035	662	12,697
HSBC Bank	4,336	7,385	11,721
Deutsche Bank	17	4,500	4,517
YES	-	4,216	4,216
ANZ Bank	200	3,166	3,366
Indus Ind Bank	-	3,200	3,200
Kotak Mahindra Bank	1	3,000	3,001
Wells Fargo Bank	2,128	-	2,128
HDFC Bank	6	1,000	1,006
Standard Chartered Bank	682	-	682
ICICI Bank	167	465	632
BNP Paribas	525	-	525
Silicon Valley Bank	328	-	328
Indian Overseas Bank	-	236	236
Bank of Montreal	145	-	145
Saudi British Bank	131	-	131
Unicredit Bank Austria AG	125	-	125
Funds in Transit	873	-	873
Others	1,806	77	1,883
Total	23,505	27,907	51,412

27.	Buyback of equity shares

On July 20, 2017, the Board of Directors approved a buyback proposal for purchase by the Company of up to 343.75 million shares of ₹ 2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 320 per equity share for an aggregate amount not exceeding ₹ 110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998. The buyback proposal was also approved by the shareholders through postal ballot, the results of which were declared on August 30, 2017. Buy back offer period will commence on completion of regulatory requirements.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W- 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bangalore
October 17, 2017

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